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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

Genlyte Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
372302 10 9
(CUSIP Number)
August 19, 2006
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒ Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372302 10 9

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Cornelia T. Bailey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization	USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	2,879,200

	6.	Shared Voting Power	-0-

	7.	Sole Dispositive Power	2,879,200

	8.	Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,879,200

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)	10.2%

12.	Type of Reporting Person	IN

Item 1.

(a)	Name of Issuer: Genlyte Group, Inc. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices: 10350 Ormsby Park Place, Suite 601, Louisville, Kentucky 40223

Item 2.

(a)	Cornelia T. Bailey.

(b)	14 Bassett Creek Trail, Hobe Sound, Florida 33455.

(c)	United States of America.

(d)	Title of Class of Securities: Common Stock (the “Shares”)

(e)	CUSIP Number: 372302 10 9

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): NOT APPLICABLE

Item 4.  Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)(b)	The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 2,879,200 Shares of the Issuer:

	Percentage of
	Number of	Outstanding
Shares Held in the Name of	Shares	Shares (1)

Cornelia T. Bailey	420,000	1.5%

Cornelia T. Bailey, as	2,459,200	8.7%
Successor Trustee of the
Glenn W. Bailey Irrevocable
Trust

TOTALS	2,879,200	10.2%

(1)
The foregoing percentages assume that the number of Shares outstanding is 28,183,381 (as reported in the Issuer’s Form 10-Q for the quarterly period ended July 1, 2006, as filed with the Commission on August 10, 2006).

(c)	Mrs. Bailey has sole voting and dispositive power over all 2,879,200 Shares enumerated in paragraph (a) above.

Item 5.  Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group: NOT APPLICABLE (See item 4)

Item 9.  Notice of Dissolution of Group: NOT APPLICABLE

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2007

                  /s/ Cornelia T. Bailey
Cornelia T. Bailey

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)